Filed Pursuant to Rule 253(g)(2)

File No. 024-11171

CONCREIT FUND I LLC

SUPPLEMENT NO. 4 DATED AUGUST 18, 2020 (THE “SUPPLEMENT”)

TO THE OFFERING CIRCULAR DATED MAY 13, 2020

This Supplement is part of the offering circular dated May 13, 2020, (the “Offering Circular”) of Concreit Fund I LLC (“Concreit”) and should be read in conjunction with the Offering Circular. Terms used in this Supplement and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto. The purpose of this Supplement is to disclose:

1.	Our distributions.

Distributions

Our Manager authorized daily cash distributions for Investor Members of record as of the close of business on the last day of each Distribution Period with the following Daily Distribution Amounts per Investor Share. The Manager plans to pay the distributions to Investor Members on the below Payment Dates.

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield(1)
08/01/2020 – 08/14/2020	$0.00014508081666	8/14/2020	8/14/2020	5.25%
08/15/2020 – 08/21/2020	$0.00014583333333	8/14/2020	8/21/2020	5.25%
08/22/2020 – 08/28/2020	$0.00014583333333	8/14/2020	8/28/2020	5.25%
08/29/2020 – 09/04/2020	$0.00014583333333	8/14/2020	9/4/2020	5.25%

(1)   Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $1.00 per Investor Share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.